UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 26, 2011
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: August 26, 2011

By:
/s/ Tobias Guldimann
Tobias Guldimann
Chief Risk Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

CREDIT SUISSE

Basel II
Pillar 3 – disclosures
6M11

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

1. Introduction
2. Capital
3. Risk exposure and assessment
4. Credit risk
5. Securitization risk
6. Market risk
7. Operational risk
8. Equity securities in the banking book
9. Interest rate risk in the banking book
List of abbreviations

1. Introduction
The purpose of this Pillar 3 report is to provide updated information as of June 30, 2011 on our implementation of the Basel II framework and risk assessment processes in accordance with the Pillar 3 requirements. This document should be read in conjunction with the Credit Suisse Annual Report 2010 and the Credit Suisse 2Q11 Financial Report, which include important information on regulatory capital and risk management (specific references have been made herein to these documents). Since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards set forth by the Basel Committee on Banking Supervision (BCBS), known as Basel II, as implemented by the Swiss Financial Market Supervisory Authority (FINMA).

In certain cases, the Pillar 3 disclosures differ from the way we manage our risks for internal management purposes and disclose them in the Annual Report. For further information regarding the way that we manage risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 119 to 140) in the Credit Suisse Annual Report 2010. For further information on economic capital, our core Group-wide risk management tool, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management (pages 115 to 118) in the Credit Suisse Annual Report 2010.

Certain reclassifications have been made to prior periods to conform to the current period’s presentation.
The Pillar 3 report is produced and published semi-annually, in accordance with FINMA requirements.
This report was verified and approved internally in line with our Basel II Pillar 3 disclosure policy. The Pillar 3 report has not been audited by the Group’s external auditors. However, it also includes information that is contained within the audited consolidated financial statements as reported in the Credit Suisse Annual Report 2010.

Scope of application
The highest consolidated entity in the Group to which Basel II applies is Credit Suisse Group. For further information on regulation, refer to I – Information on the company – Regulation and supervision (pages 35 to 42) and to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management (pages 109 to 113) in the Credit Suisse Annual Report 2010.

Principles of consolidation
For financial reporting purposes, our consolidation principles comply with accounting principles generally accepted in the US (US GAAP). For capital adequacy reporting purposes, however, entities that are not active in banking and finance are not subject to consolidation (i.e. insurance, real estate and commercial companies). These investments, which are not material to the Group, are treated in accordance with the regulatory rules and are either subject to a risk-weighted capital requirement or a deduction from regulatory capital. FINMA has advised the Group that it may continue to include equity from special purpose entities that are deconsolidated under US GAAP as tier 1 capital. We have also received an exemption from FINMA not to consolidate private equity fund type vehicles.

For a list of significant subsidiaries and associated entities of Credit Suisse, refer to Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group (pages 338 to 340) in the Credit Suisse Annual Report 2010.

Restrictions on transfer of funds or regulatory capital
We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends or our ability to transfer funds or regulatory capital within the Group.

For information on our liquidity, funding and capital management and dividends and dividend policy, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management (pages 96 to 118) in the Credit Suisse Annual Report 2010.

Capital deficiencies
The Group’s subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 6M11.
2. Capital
For information on our capital structure, eligible capital and shareholders’ equity and capital adequacy refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management (pages 101 to 110) in the Credit Suisse Annual Report 2010 and IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management (pages 50 to 55) in the Credit Suisse 2Q11 Financial Report.

Regulatory capital is calculated and managed according to Basel regulations and used to determine BIS ratios and, according to the Swiss Capital Adequacy Ordinance, the FINMA capital requirement covering ratio. Beginning in 2011, we implemented the Basel II market risk framework (Basel II.5) for FINMA regulatory capital purposes. The BCBS requires the national implementation of Basel II.5 no later than December 31, 2011. The main differences between the BIS and FINMA calculations are the multipliers used for certain risk classes and additional FINMA requirements for market risk. The main impact of the multipliers is related to credit non-counterparty-related risks, for which FINMA uses a multiplier of 3.0 versus 1.0 for BIS. The additional FINMA requirements for market risk are for Value-at-Risk (VaR) backtesting exceptions, where FINMA imposes higher multipliers than BIS for more than ten exceptions, and stress-test-based risk-weighted assets for hedge funds.

BIS ratios compare eligible capital by tier 1 and total capital with BIS risk-weighted assets whereas the FINMA capital requirement covering ratio compares total capital with FINMA required capital.
Description of regulatory approaches
Basel II provides a range of options for determining the capital requirements in order to allow banks and supervisors the ability to select approaches that are most appropriate. In general, Credit Suisse has adopted the most advanced approaches, which align with the way that risk is internally managed and provide the greatest risk sensitivity. Basel II focuses on credit risk, market risk, operational risk, securitization risk and equity and interest rate risk in the banking book. The regulatory approaches for each of these risk exposures and the related disclosures under Pillar 3 are set forth below.

Credit risk
Basel II permits banks a choice between two broad methodologies in calculating their capital requirements for credit risk, the internal ratings-based (IRB) approach or the standardized approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).

The majority of our credit risk is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the Investment Banking and Private Banking divisions. The remaining credit risk is with retail counterparties and mostly arises in the Private Banking division from residential mortgage loans and other secured lending, including loans collateralized by securities.

Under the IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the advanced internal ratings-based (A-IRB) approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.

PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.

LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.

EAD is either derived from balance sheet values or by using models. EAD for a non-defaulted facility is an estimate of the gross exposure upon default of the obligor. Estimates are derived based on a CCF approach using default-weighted averages of historical realized conversion factors on defaulted loans by facility type. Estimates are calibrated to capture negative operating environment effects.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Risk weights are calculated using either the PD/LGD approach or the supervisory risk weights (SRW) approach for certain types of specialized lending.
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach.

Market risk
For calculating the capital requirements for market risk, the internal models approach (IMA) or the standardized approach is used. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the vast majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators and auditors.

We use the standardized approach to determine our market risk for a small number of positions, which represent an immaterial proportion of our overall market risk exposure.
Operational risk
We have received approval from FINMA to use the advanced measurement approach (AMA) for measuring operational risk. Under this approach we have identified key scenarios that describe major operational risks relevant to us. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario probabilities and severities into an event model that generates a loss distribution. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate. Based on the loss distribution, the level of capital required to cover operational risk can then be calculated.

Securitization risk
For securitizations, the regulatory capital requirements are calculated using IRB approaches: the ratings-based approach (RBA) and the supervisory formula approach (SFA).
Other risks
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type (qualifying private equity, listed equity and all other equity positions).

Regulatory fixed risk weights are applied to settlement and non-counterparty-related exposures. Settlement exposures arise from unsettled or failed transactions where cash or securities are delivered without a corresponding receipt. Non-counterparty-related exposures arise from holdings of premises and equipment, real estate and investments in real estate entities.

For other items, we received approval from FINMA to apply a simplified Institute Specific Direct Risk Weight approach to immaterial portfolios.

Risk-weighted assets

	6M11						2010

end of	Ad- vanced		Stan- dardized		Total		Ad- vanced	Stan- dardized	Total

Risk-weighted assets (CHF million)

Sovereigns	4,783		25		4,808		5,495	–	5,495

Other institutions	1,326		107		1,433		1,443	–	1,443

Banks	17,834		416		18,250		20,268	74	20,342

Corporates	79,513		100		79,613		87,987	–	87,987

Residential mortgage	12,015		–		12,015		11,665	–	11,665

Qualifying revolving retail	930		–		930		319	–	319

Other retail	8,555		77		8,632		7,545	300	7,845

Other exposures	–		5,713		5,713		–	5,031	5,031

Credit risk [1]	124,956		6,438		131,394		134,722	5,405	140,127

Market risk	14,090		1,507		15,597		17,647	1,277	18,924

Operational risk	33,337		–		33,337		33,662	–	33,662

Equity type securities in the banking book	10,612		–		10,612		12,471	–	12,471

Securitization risk	3,615		63		3,678		3,585	–	3,585

Settlement risk	–		360		360		–	922	922

Non-counterparty-related risk	–		7,265		7,265		–	7,380	7,380

Other items	–		1,498		1,498		–	1,631	1,631

Total Basel II risk-weighted assets	186,610		17,131		203,741		202,087	16,615	218,702

Incremental Basel II.5 impact [2]	25,619		9,269		34,888		–	–	–

Total Basel II.5 risk-weighted assets	212,229		26,400		238,629		–	–	–

Other multipliers [3,4]	512		15,416		15,928		788	15,542	16,330

VaR hedge fund add-on 5	2,327		–		2,327		2,436	–	2,436

Total FINMA risk-weighted assets	215,068	[6]	41,816	[6]	256,884	[6]	205,311	32,157	237,468

1 For a description of the asset classes refer to section 4 - Credit risk. 2 Impact reflects the additional risk-weighted assets, as specified by the BCBS and outlined in the revisions to the Basel II market risk framework (Basel II.5). 3 VaR methodology changes during 2Q11 are only reflected in BIS market risk capital from implementation but FINMA market risk capital is fully restated. 4 Primarily related to credit non-counterparty-related risk. 5 The VaR hedge fund capital add-on is stress-test-based and was introduced by the FINMA in 2008 for hedge fund exposures in the trading book. This capital add-on is required for the FINMA calculation in addition to the VaR-based market risk capital charge already included in BIS capital. For further information, refer to section 6 – Market risk. 6 Incremental Basel II.5 impact is only reflected in the 6M11 numbers prospectively. Inclusion of Basel II.5 resulted in an increase in FINMA risk-weighted assets, which otherwise would have decreased over the period. Prior year numbers have not been restated and reflect Basel II.

BIS and FINMA statistics

	Group			Bank

end of	6M11		2010	6M11		2010

BIS statistics (Basel II)

Tier 1 capital (CHF million)	37,076		37,725	33,443		35,310

Total eligible capital (CHF million)	48,088		47,799	46,451		47,569

Tier 1 ratio (%)	18.2		17.2	17.5		17.1

Total capital ratio (%)	23.6		21.9	24.3		23.1

BIS statistics (Basel II.5)

Tier 1 capital (CHF million) [1]	34,591		-	30,958		-

Tier 1 ratio (%)	14.5		-	13.7		-

FINMA statistics

FINMA required capital (CHF million) [2]	20,551	[3]	18,997	19,422	[3]	17,856

Capital requirement covering ratio (%) [1]	209.8	[3]	251.6	213.6	[3]	266.4

1 The ratio includes the impact of additional Basel II.5 capital deductions of CHF 2,485 million. 2 Calculated as 8% of total FINMA risk-weighted assets under Basel II.5. 3 Incremental Basel II.5 impact is only reflected in the 6M11 numbers prospectively. Prior year numbers have not been restated and reflect Basel II.

3. Risk exposure and assessment
For information on risk governance, risk organization, risk types and risk limits, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 119 to 140) in the Credit Suisse Annual Report 2010.

4. Credit risk
General
For information on our credit risk management approach, ratings and risk mitigation and impaired exposures and allowances, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 129 to 139) in the Credit Suisse Annual Report 2010.

For regulatory purposes, we categorize our exposures into broad classes of assets with different underlying risk characteristics including type of counterparty, size of exposure and type of collateral. The asset class categorization is driven by Basel II regulatory rules. The credit asset classes under Basel II are set forth below and are grouped as either institutional or retail.

Institutional credit risk
– Sovereigns: exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible Multilateral Development Banks (MDB).
– Other institutions: exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.
– Banks: exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.
– Corporates: exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income producing real estate or commodities finance).

Retail credit risk
– Residential mortgages: includes exposures secured by residential real estate collateral occupied or let by the borrower.
– Qualifying revolving retail: includes credit card receivables and overdrafts.
– Other retail: includes loans collateralized by securities and small business exposures.
Other credit risk
– Other exposures: includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the Standardized approach into any other asset class.
Gross credit exposures by regulatory approach and risk-weighted assets

	A-IRB				Stan- dardized	Total	Risk- weighted assets

	PD/LGD			SRW

end of	Pre- substitution	[1]	Post- substitution

6M11 (CHF million)

Sovereigns	68,572		68,047	–	8,605	76,652	4,808

Other institutions	4,801		4,544	–	502	5,046	1,433

Banks	59,868		63,081	20	1,459	64,560	18,250

Corporates	182,283		179,852	1,603	414	181,869	79,613

Total institutional credit exposures	315,524		315,524	1,623	10,980	328,127	104,104

Residential mortgage	93,655		93,655	–	–	93,655	12,015

Qualifying revolving retail	558		558	–	–	558	930

Other retail	50,025		50,025	–	146	50,171	8,632

Total retail credit exposures	144,238		144,238	–	146	144,384	21,577

Other exposures	–		–	–	10,519	10,519	5,713

Total gross credit exposures	459,762		459,762	1,623	21,645	483,030	131,394

2010 (CHF million)

Sovereigns	68,190		68,465	–	–	68,465	5,495

Other institutions	5,115		4,972	–	–	4,972	1,443

Banks	72,081		77,168	11	370	77,549	20,342

Corporates	194,878		189,659	1,949	–	191,608	87,987

Total institutional credit exposures	340,264		340,264	1,960	370	342,594	115,267

Residential mortgage	90,939		90,939	–	–	90,939	11,665

Qualifying revolving retail	192		192	–	–	192	319

Other retail	50,833		50,833	–	591	51,424	7,845

Total retail credit exposures	141,964		141,964	–	591	142,555	19,829

Other exposures	–		–	–	9,220	9,220	5,031

Total gross credit exposures	482,228		482,228	1,960	10,181	494,369	140,127

1 Gross credit exposures are shown pre- and post-substitution as, in certain circumstances, credit risk mitigation is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.

Gross credit exposures and risk-weighted assets

	6M11			2010

	End of	Monthly average	Risk- weighted assets	End of	Monthly average	Risk- weighted assets

Gross credit exposures (CHF million)

Loans, deposits with banks and other assets [1]	311,498	307,969	70,702	302,088	305,385	71,565

Guarantees and commitments	61,742	69,749	24,890	72,074	76,781	27,881

Securities financing transactions	30,477	33,198	4,008	32,259	36,928	4,836

Derivatives	79,313	86,474	31,794	87,948	98,845	35,845

Total	483,030	497,390	131,394	494,369	517,939	140,127

1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Geographic distribution of gross credit exposures

end of	Switzerland	EMEA	Americas	Asia Pacific	Total

6M11 (CHF million)

Loans, deposits with banks and other assets [1]	134,631	77,629	79,171	20,067	311,498

Guarantees and commitments	13,627	16,622	29,446	2,047	61,742

Securities financing transactions	3,106	9,574	16,840	957	30,477

Derivatives	6,024	43,113	22,308	7,868	79,313

Total	157,388	146,938	147,765	30,939	483,030

2010 (CHF million)

Loans, deposits with banks and other assets [1]	135,613	69,013	78,129	19,333	302,088

Guarantees and commitments	13,753	23,482	32,508	2,331	72,074

Securities financing transactions	5,199	8,769	17,088	1,203	32,259

Derivatives	6,626	45,935	26,692	8,695	87,948

Total	161,191	147,199	154,417	31,562	494,369

The geographic distribution is based on the country of incorporation or the nationality of the counterparty, shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Industry distribution of gross credit exposures

end of	Financial institutions	Commercial	Consumer	Public authorities	Total

6M11 (CHF million)

Loans, deposits with banks and other assets [1]	18,342	119,307	107,112	66,737	311,498

Guarantees and commitments	2,139	54,134	2,667	2,802	61,742

Securities financing transactions	8,513	18,953	30	2,981	30,477

Derivatives	34,847	34,556	1,506	8,404	79,313

Total	63,841	226,950	111,315	80,924	483,030

2010 (CHF million)

Loans, deposits with banks and other assets [1]	18,714	121,004	103,847	58,523	302,088

Guarantees and commitments	1,920	65,931	1,864	2,359	72,074

Securities financing transactions	14,639	14,270	34	3,316	32,259

Derivatives	38,275	39,347	1,551	8,775	87,948

Total	73,548	240,552	107,296	72,973	494,369

Exposures are shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Remaining contractual maturity of gross credit exposures

end of	within 1 year	[1]	within 1-5 years	Thereafter	Total

6M11 (CHF million)

Loans, deposits with banks and other assets [2]	179,201		98,374	33,923	311,498

Guarantees and commitments	25,953		32,464	3,325	61,742

Securities financing transactions	30,416		60	1	30,477

Derivatives	29,016		48,753	1,544	79,313

Total	264,586		179,651	38,793	483,030

2010 (CHF million)

Loans, deposits with banks and other assets [2]	181,826		86,185	34,077	302,088

Guarantees and commitments	26,751		42,242	3,081	72,074

Securities financing transactions	32,254		0	5	32,259

Derivatives	34,733		51,799	1,416	87,948

Total	275,564		180,226	38,579	494,369

1 Includes positions without agreed residual contractual maturity. 2 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Portfolios subject to PD/LGD approach
Rating models
Rating models are based on statistical data and are subject to a thorough review before implementation. Each credit rating model has been developed by Risk Analytics & Reporting (RAR) or Credit Risk Management (CRM) and has been independently validated by Risk Model Validation (RMV) prior to use within the Basel II regulatory capital calculation, and thereafter on a regular basis. To ensure that ratings are consistent and comparable across all businesses, we have used an internal rating scale which is benchmarked to an external rating agency using the historical PD associated with external ratings.

At the time of initial credit approval and review, relevant quantitative data (such as financial statements and financial projections) and qualitative factors relating to the counterparty are used by CRM in the models and result in the assignment of a credit rating or PD, which measures the counterparty’s risk of default over a one-year period.

New or materially changed rating models are submitted for approval to the Risk Processes and Standards Committee (RPSC) prior to implementation. RPSC reviews the continued use of existing models on an annual basis.

CRM is an independent function with responsibility for approving credit ratings and limits, monitoring and managing individual exposures and assessing and managing the quality of the segment and business area’s credit portfolios. CRM and RAR report to the Chief Risk Officer.

Descriptions of the rating processes
For the purposes of internal ratings, we have developed a set of credit rating models tailored for different internal client segments in both Investment Banking and Private Banking (e.g., international corporates, financial institutions, asset finance, small and medium-sized entities, commodity traders, residential mortgages, etc.) and transaction types.

Counterparty and transaction rating process – international corporates, banks and sovereigns (primarily in the Investment Banking division)
Internal ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. Analysts make use of peer analysis, industry comparisons, other quantitative tools and the judgment of credit experts.

For structured and asset finance deals, the approach is more quantitative. The focus is on the performance of the underlying assets, which represent the collateral of the deal. The ultimate rating is dependent upon the expected performance of the underlying assets and the level of credit enhancement of the specific transaction. Additionally, a review of the originator and/or servicer is performed. External ratings and research (rating agency and/or fixed income and equity), where available, are incorporated into the rating justification, as is any available market information (e.g., bond spreads, equity performance).

Transaction ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed include seniority, industry and collateral. The analysis emphasizes a forward looking approach.

Counterparty and transaction rating process – Swiss corporates, mortgages and other retail (primarily in the Private Banking division)
For Swiss corporates and mortgage lending, the statistically derived rating models, which are based on internal data history of quantitative and qualitative factors, are supplemented by the judgment of credit experts. For mortgages, information about the real estate property, including loan-to-value ratio, is also considered. Collateral loans, which form the largest part of “other retail”, are treated according to Basel II rules with pool PD and pool LGD based on historical loss experience. Most of the collateral loans are loans collateralized by securities.

As a rule, the allocation of exposures to institutional or retail as outlined in the following tables is based on the different rating models, but also takes into account further explicit regulatory rules.

Relationship between PD bands and counterparty ratings

	PD bands (%)		[1]

	6M11	2010

Counterparty ratings

AAA	0.000-0.022	0.000-0.022

AA	0.022-0.045	0.022-0.045

A	0.045-0.099	0.045-0.099

BBB	0.099-0.501	0.099-0.501

BB	0.501-2.528	0.501-2.528

B or lower	2.528-99.999	2.528-99.999

Default (net of specific provisions)	–	–

1 PD bands are subject to slight changes over time as a result of routine recalibrations of PD parameters, which are generally updated on an annual basis.

Institutional credit exposures by counterparty rating under PD/LGD approach

end of 6M11	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Sovereigns

AAA	56,679	9.62	1.85		34

AA	7,569	51.09	19.54		–

A	512	52.30	31.57		15

BBB	2,754	55.44	39.31		–

BB	210	38.45	93.71		–

B or lower	321	48.57	169.21		–

Default (net of specific provisions)	2	–	–		–

Total credit exposure	68,047	–	–		49

Exposure-weighted average CCF (%) [2]	99.90	–	–		–

Other institutions

AAA	–	–	–		–

AA	2,993	53.57	17.00		281

A	524	54.30	35.44		59

BBB	791	45.29	36.82		248

BB	173	50.43	92.25		7

B or lower	63	46.96	168.10		–

Default (net of specific provisions)	–	–	–		–

Total credit exposure	4,544	–	–		595

Exposure-weighted average CCF (%) [2]	78.43	–	–		–

Banks

AAA	–	–	–		–

AA	21,223	53.86	16.59		498

A	30,884	52.78	18.98		224

BBB	6,922	51.00	47.50		138

BB	2,661	52.61	93.77		32

B or lower	1,030	32.94	125.56		1

Default (net of specific provisions)	361	–	–		–

Total credit exposure	63,081	–	–		893

Exposure-weighted average CCF (%) [2]	96.01	–	–		–

Corporates

AAA	–	–	–		–

AA	36,066	42.83	12.46		10,748

A	45,192	48.46	19.54		12,869

BBB	45,669	40.36	37.16		10,924

BB	37,949	37.13	72.42		6,428

B or lower	13,109	32.86	113.42		4,230

Default (net of specific provisions)	1,867	–	–		33

Total credit exposure	179,852	–	–		45,232

Exposure-weighted average CCF (%) [2]	79.49	–	–		–

Total institutional credit exposure	315,524	–	–		46,769

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Institutional credit exposures by counterparty rating under PD/LGD approach (continued)

end of 2010	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Sovereigns

AAA	55,195	10.41	1.91		5

AA	8,852	49.89	19.77		–

A	949	48.51	26.43		20

BBB	2,830	55.76	44.88		–

BB	323	44.64	108.09		–

B or lower	314	48.68	161.74		–

Default (net of specific provisions)	2	–	–		–

Total credit exposure	68,465	–	–		25

Exposure-weighted average CCF (%) [2]	99.87	–	–		–

Other institutions

AAA	–	–	–		–

AA	3,227	54.21	18.57		231

A	670	53.69	32.94		162

BBB	902	45.72	36.86		357

BB	110	46.48	91.78		8

B or lower	63	47.16	170.55		–

Default (net of specific provisions)	–	–	–		–

Total credit exposure	4,972	–	–		758

Exposure-weighted average CCF (%) [2]	81.72	–	–		–

Banks

AAA	–	–	–		–

AA	23,751	53.64	14.25		27

A	40,383	53.89	17.91		146

BBB	8,738	53.52	49.26		365

BB	3,320	51.20	87.75		14

B or lower	777	39.47	138.67		7

Default (net of specific provisions)	199	–	–		–

Total credit exposure	77,168	–	–		559

Exposure-weighted average CCF (%) [2]	96.28	–	–		–

Corporates

AAA	–	–	–		–

AA	38,866	44.66	13.65		12,223

A	50,136	50.37	23.80		15,028

BBB	44,773	41.46	38.92		11,115

BB	40,539	39.27	74.38		5,222

B or lower	13,543	32.83	116.03		3,282

Default (net of specific provisions)	1,802	–	–		56

Total credit exposure	189,659	–	–		46,926

Exposure-weighted average CCF (%) [2]	83.28	–	–		–

Total institutional credit exposure	340,264	–	–		48,268

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach

end of 6M11	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Residential mortgages

0.00%-0.15%	81,508	16.79	8.30		1,217

0.15%-0.30%	7,130	24.45	26.45		238

0.30%-1.00%	4,425	29.14	47.66		150

1.00% and above	317	27.56	93.72		3

Defaulted (net of specific provisions)	275	–	–		1

Total credit exposure	93,655	–	–		1,609

Exposure-weighted average CCF (%) [2]	97.26	–	–		–

Qualifying revolving retail

0.00%-0.15%	–	–	–		–

0.15%-0.30%	–	–	–		–

0.30%-1.00%	–	–	–		–

1.00% and above	557	60.00	157.31		–

Defaulted (net of specific provisions)	1	–	–		–

Total credit exposure	558	–	–		–

Exposure-weighted average CCF (%) [2]	99.92	–	–		–

Other retail

0.00%-0.15%	43,946	45.62	13.64		638

0.15%-0.30%	1,837	53.13	19.91		114

0.30%-1.00%	1,779	39.72	44.55		111

1.00% and above	2,281	21.50	32.31		23

Defaulted (net of specific provisions)	182	–	–		3

Total credit exposure	50,025	–	–		889

Exposure-weighted average CCF (%) [2]	94.56	–	–		–

Total retail credit exposure	144,238	–	–		2,498

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach (continued)

end of 2010	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Residential mortgages

0.00%-0.15%	79,372	16.69	8.38		365

0.15%-0.30%	6,801	23.43	26.39		59

0.30%-1.00%	4,151	28.19	47.23		33

1.00% and above	312	28.29	94.06		–

Defaulted (net of specific provisions)	303	–	–		1

Total credit exposure	90,939	–	–		458

Exposure-weighted average CCF (%) [2]	99.23	–	–		–

Qualifying revolving retail

0.00%-0.15%	–	–	–		–

0.15%-0.30%	–	–	–		–

0.30%-1.00%	–	–	–		–

1.00% and above	191	60.00	157.31		–

Defaulted (net of specific provisions)	1	–	–		–

Total credit exposure	192	–	–		–

Exposure-weighted average CCF (%) [2]	99.65	–	–		–

Other retail

0.00%-0.15%	45,754	53.37	9.73		923

0.15%-0.30%	923	50.23	31.61		144

0.30%-1.00%	1,661	35.71	43.07		165

1.00% and above	2,239	42.38	61.12		21

Defaulted (net of specific provisions)	256	–	–		3

Total credit exposure	50,833	–	–		1,256

Exposure-weighted average CCF (%) [2]	95.24	–	–		–

Total retail credit exposure	141,964	–	–		1,714

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Portfolios subject to the standardized and supervisory risk weights approaches
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach.

Supervisory risk weights approach
For specialized lending exposures, internal rating grades are mapped to one of five supervisory categories, each of which is associated with a specific risk weight under the SRW approach.
Equity IRB Simple approach
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach, which differentiates by equity sub-asset types (qualifying private equity, listed equity and all other equity positions).

Standardized and supervisory risk weighted exposures after risk mitigation by risk weighting bands

end of	Standardized approach	[1]	SRW	Equity IRB Simple	Total

6M11 (CHF million)

0%	12,197		1,027	0	13,224

1%-50%	4,509		23	0	4,532

51%-100%	4,939		500	0	5,439

101%-200%	0		69	2,863	2,932

201%-400%	0		4	1,413	1,417

Total	21,645		1,623	4,276	27,544

2010 (CHF million)

0%	3,332		1,158	0	4,490

1%-50%	2,565		316	0	2,881

51%-100%	4,284		354	0	4,638

101%-200%	0		45	3,264	3,309

201%-400%	0		87	1,701	1,788

Total	10,181		1,960	4,965	17,106

1 Movements primarily reflect the reclassification of treasury liquidity positions to be calculated under standardized approach.

Credit risk mitigation used for A-IRB and standardized approaches
Credit risk mitigation processes used under the A-IRB and standardized approaches include on- and off-balance sheet netting and utilizing eligible collateral as defined under the IRB approach.
Netting
For information on policies and procedures for on- and off-balance sheet netting, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (page 138) and to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group (page 223) in the Credit Suisse Annual Report 2010.

Collateral valuation and management
The policies and processes for collateral valuation and management are driven by:
– a legal document framework that is bilaterally agreed with our clients; and
– a collateral management risk framework enforcing transparency through self-assessment and management reporting.
In substantially all cases, the valuation of the collateralized portfolio is performed daily. Exceptions are governed by the calculation frequency described in the legal documentation. The mark-to-market prices used for valuing collateral are a combination of firm and market prices sourced from trading platforms and service providers, where appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.

For the Private Banking mortgage lending portfolio, real estate property is valued at the time of credit approval and periodically afterwards, according to our internal directives and controls, depending on the type of loan (e.g., residential, commercial) and loan-to-value ratio.

Primary types of collateral
The primary types of collateral are described below.

Collateral securing foreign exchange transactions and OTC trading activities primarily includes:
– Cash and US Treasury instruments;
– G-10 government securities; and
– Gold or other precious metals.
Collateral securing loan transactions primarily includes:
– Financial collateral pledged against loans collateralized by securities of Private Banking clients (mostly cash and marketable securities);
– Real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties; and
– Other types of lending collateral, such as accounts receivable, inventory, plant and equipment.
Concentrations within risk mitigation
Our Investment Banking division is an active participant in the credit derivatives market and trades with a variety of market participants, principally commercial banks and broker dealers. Credit derivatives are primarily used to mitigate investment grade counterparty exposures.

Concentrations in our Private Banking lending portfolio arise due to a significant volume of mortgages in Switzerland. The financial collateral used to secure loans collateralized by securities worldwide is generally diversified and the portfolio is regularly analyzed to identify any underlying concentrations, which may result in lower loan-to-value ratios. For further information on risk mitigation, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 132 to 134) in the Credit Suisse Annual Report 2010.

Credit risk mitigation used for A-IRB and standardized approaches

end of	Eligible financial collateral	Other eligible IRB collateral	Eligible guarantees /credit derivatives

6M11 (CHF million)

Sovereigns	18	0	1,214

Other institutions	95	123	378

Banks	2,675	0	1,441

Corporates	10,223	22,516	17,303

Residential mortgages	3,226	71,077	41

Other retail	39,294	1,316	114

Total	55,531	95,032	20,491

2010 (CHF million)

Sovereigns	99	0	1,066

Other institutions	92	91	230

Banks	1,922	0	1,412

Corporates	8,371	21,606	22,758

Residential mortgages	3,141	69,106	45

Other retail	40,736	1,126	154

Total	54,361	91,929	25,665

Excludes collateral used to adjust EAD (e.g. as applied under the internal models method).

Counterparty credit risk
Counterparty exposure
Counterparty exposure arises from OTC derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. These exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Credit limits
All credit exposure is approved, either by approval of an individual transaction/facility (e.g., lending facilities), or under a system of credit limits (e.g., OTC derivatives). Credit exposure is monitored daily to ensure it does not exceed the approved credit limit. These credit limits are set either on a derivative loan equivalent (DLE) exposure basis or on a notional exposure basis. DLE is a form of potential future exposure calculation allowing a fair comparison between loan and unsecured derivative exposures. Secondary debt inventory positions are subject to separate limits that are set at the issuer level.

For further information on counterparty credit risk, including counterparty and transaction rating, credit approval process and provisioning, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 129 to 139) in the Credit Suisse Annual Report 2010.

Wrong-way exposures
Correlation risk arises when we enter into a financial transaction where market rates are correlated to the financial health of the counterparty. In a wrong-way trading situation, our exposure to the counterparty increases while the counterparty’s financial health and its ability to pay on the transaction diminishes.

Capturing wrong-way risk requires the establishment of basic assumptions regarding correlations within a given trading product. We have multiple processes that allow us to capture and estimate wrong-way risk.

Credit approval and reviews
A primary responsibility of CRM is to monitor counterparty exposure and the creditworthiness of a counterparty, both at the initiation of the relationship and on an ongoing basis. Part of the review and approval process is an analysis and discussion to understand the motivation of the client and to identify the directional nature of the trading in which the client is engaged. Credit limits are sized to the level of comfort the CRM officer has with the strategy of the counterparty, the level of disclosure of financial information and the amount of risk mitigation that is present in the trading relationship (e.g., level of collateral).

Exposure adjusted risk calculation
Material trades that feature specific wrong-way risk have higher risk weighting built into the exposure calculation process compared to “right-way” trades.
– Purchased credit default swaps, equity puts and other derivatives – Specific wrong-way risk exists where the counterparty and the underlying reference asset belong to the same group. In these cases, exposure is calculated assuming default and applying the recovery value of the underlying reference asset.

– Equity finance – If there is a high relatedness between the counterparty and the underlying equity, exposure is calculated as full notional (i.e., zero equity recovery).
– Reverse repurchase agreements – Specific wrong-way risk exists where the underlying issuer and the counterparty are affiliated. In these cases, collateral used as an offset in the exposure calculation process is lowered to its recovery value.

Wrong-way risk monitoring
Regular reporting of wrong-way risk at both the individual trade and portfolio level allows wrong-way risk to be monitored and corrective action taken by CRM in the case of heightened concern.
– Country exposure reporting – Exposure is reported against country limits established for emerging market countries. As part of the exposure reporting process, exposures that exhibit wrong-way characteristics are given a higher risk weighting versus non-correlated transactions. This weighting results in a greater amount of country limit usage for wrong-way transactions.

– Counterparty exposure reporting – Transactions that contain specific wrong-way risk (e.g., repurchase agreements, equity finance) are risk weighted as part of the daily exposure calculation process. Transactions identified as specific wrong-way risk utilize more of the credit limit.

– Correlated repurchase and foreign exchange reports – Monthly reports produced by CRM capture correlated finance and foreign exchange positions for information and review by credit officers.
– Scenario risk reporting – In order to capture wrong-way risk at the industry level, a set of defined scenarios are run on the credit portfolio each month. The scenarios are determined by CRM and involve stressing the underlying risk drivers to determine where portfolios are sensitive to these stressed parameters.

– Scenario risk reporting also covers client groups, particularly hedge funds, which are exposed to particular risk sensitivities and also may have collateral concentrations due to the direction and strategy of the fund.

Effect of a credit rating downgrade
On a daily basis, we monitor the level of incremental collateral that would be required by derivative counterparties in the event of a Credit Suisse ratings downgrade. Collateral triggers are maintained by our collateral management department and vary by counterparty. For further information on the effect of a one, two or three notch downgrade as of June 30, 2011, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management (page 48) in the Credit Suisse 2Q11 Financial Report.

The impact of downgrades in the Bank’s long-term debt ratings are considered in the stress assumptions used to determine the conservative funding profile of our balance sheet and would not be material to our liquidity and funding planning. For further information on liquidity and funding management, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management (pages 96 to 100) in the Credit Suisse Annual Report 2010.

Credit exposures on derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivative exposure also includes economic hedges, where the Group enters into derivative contracts for its own risk management purposes but where the contracts do not qualify for hedge accounting under US GAAP. Derivative exposures are calculated according to regulatory methods, using either the current exposures method or approved internal models method. These regulatory methods take into account potential future movements and as a result generate risk exposures that are greater than the net replacement values disclosed for US GAAP.

As of the end of 2010, no credit derivatives were utilized that qualify for hedge accounting under US GAAP. For further information on derivative instruments, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 136 to 139), Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group (pages 284 to 292) in the Credit Suisse Annual Report 2010 and Note 23 – Derivatives and hedging activities in V – Condensed consolidated financial statements – unaudited (pages 114 to 122) in the Credit Suisse 2Q11 Financial Report.

Derivative exposure at default after netting

end of	6M11	2010

Derivative exposure at default (CHF million)

Internal models method	49,027	51,719

Current exposure method	30,286	36,229

Total derivative exposure	79,313	87,948

Collateral used for risk mitigation

end of	6M11	2010

Collateral used for risk mitigation for the internal models method (CHF million)

Financial collateral - cash / securities	29,132	32,367

Other eligible IRB collateral	391	591

Total collateral used for the internal models method	29,523	32,958

Collateral used for risk mitigation for the current exposure method (CHF million)

Financial collateral - cash / securities	4,619	4,323

Other eligible IRB collateral	32	7

Total collateral used for the current exposure method	4,651	4,330

Credit derivatives that create exposures to counterparty credit risk (notional value)

	6M11		2010

end of	Protection bought	Protection sold	Protection bought	Protection sold

Credit derivatives that create exposures to counterparty credit risk (CHF billion)

Credit default swaps	1,007.8	936.5	1,003.3	961.6

Total return swaps	4.5	1.1	5.5	1.2

First-to-default swaps	0.2	0.0	0.3	0.0

Other credit derivatives	7.0	15.0	3.1	14.6

Total	1,019.5	952.6	1,012.2	977.4

Allowances and impaired loans
The following tables provide additional information on allowances and impaired loans by geographic distribution and changes in the allowances for impaired loans.
Geographic distribution of allowances and impaired loans

end of	Specific allowances	Inherent credit loss allowances	Total allowances	Loans with specific allowances	Loans with inherent credit loss allowances	Total impaired loans

6M11 (CHF million)

Switzerland	488	192	680	959	187	1,146

EMEA	61	17	78	197	64	261

Americas	49	17	66	121	18	139

Asia Pacific	70	22	92	98	0	98

Total	668	248	916	1,375	269	1,644

2010 (CHF million)

Switzerland	563	199	762	1,118	182	1,300

EMEA	68	21	89	257	10	267

Americas	55	21	76	184	3	187

Asia Pacific	63	27	90	92	17	109

Total	749	268	1,017	1,651	212	1,863

The geographic distribution of impaired loans is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.

Changes in the allowances for impaired loans

	6M11			6M10

in	Specific allowances	Inherent credit loss allowances	Total	Specific allowances	Inherent credit loss allowances	Total

Changes in the allowances for impaired loans (CHF million)

Balance at beginning of period	749	268	1,017	984	411	1,395

Net additions/(releases) charged to income statement	30	(15)	15	(6)	(11)	(17)

Gross write-offs	(108)	0	(108)	(176)	0	(176)

Recoveries	23	0	23	33	0	33

Net write-offs	(85)	0	(85)	(143)	0	(143)

Provisions for interest	5	0	5	3	0	3

Foreign currency translation impact and other adjustments, net	(31)	(5)	(36)	27	(12)	15

Balance at end of period	668	248	916	865	388	1,253

For further information on allowances and impaired loans by industry distribution and the industry distribution of charges and write-offs, refer to Note 16 – Loans, allowance for loan losses and credit quality in V – Condensed consolidated financial statements – unaudited (pages 100 to 107) in the Credit Suisse 2Q11 Financial Report.

5. Securitization risk
The disclosures in this section, which also considers the “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization”, refer to traditional and synthetic securitizations held in the banking book and regulatory capital on these exposures calculated according to the Basel II IRB approach to securitization exposures. A traditional securitization is a structure where an underlying pool of assets is sold to a special purpose entity (SPE) which in turn issues tranched securities that are collateralized by, and which pay a return based on the return on, the underlying asset pool. A synthetic securitization is a tranched structure where the credit risk of an underlying pool of exposures is transferred, in whole or in part, through the use of credit derivatives or guarantees that serve to hedge the credit risk of the portfolio. Many synthetic securitizations are not accounted for as securitizations under US GAAP. In both traditional and synthetic securitizations, risk is dependent on the seniority of the retained interest and the performance of the underlying asset pool.

The Group is active in various roles in connection with securitization, including originator, investor and sponsor. As originator, the Group creates or purchases financial assets (e.g., residential mortgages or corporate loans) and then securitizes them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. The Group acts as liquidity provider to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper conduit administered by Credit Suisse. In addition, the Group invests in securitization-related products created by third parties and provides interest rate and currency swaps to SPEs involved in securitization activity.

For further information on all traditional securitizations, including trading book, covering objectives, activities and accounting policies, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group (pages 297 to 308) in the Credit Suisse Annual Report 2010 and Note 25 – Transfers of financial assets and variable interest entities in V – Condensed consolidated financial statements – unaudited (pages 127 to 139) in the Credit Suisse 2Q11 Financial Report.

Regulatory approaches
Regulatory exposures and capital requirements for securitization exposures are calculated in accordance with the Basel II IRB framework using either the RBA or the SFA, depending on the nature of the exposure.

Sources of external ratings for securitizations
External ratings used in regulatory capital calculations for securitization risk exposures are obtained from Fitch, Moody’s, Standard & Poor’s or Dominion Bond Rating Service.
Securitization exposures purchased or retained

	Traditional			Synthetic

end of	Sponsor		Other role	Other role	Total

6M11 (CHF million)

Commercial mortgage loans	0		2,515	0	2,515

Residential mortgage loans	0		2,339	0	2,339

CDO	0		1,264	7,153	8,417

Other ABS	6,706	[1]	1,265	27	7,998

Total	6,706		7,383	7,180	21,269

of which subject to capital requirements					20,753

of which subject to deductions					516

2010 (CHF million)

Commercial mortgage loans	0		2,712	0	2,712

Residential mortgage loans	0		2,836	0	2,836

CDO	0		1,958	5,448	7,406

Other ABS	6,124	[1]	1,499	15	7,638

Total	6,124		9,005	5,463	20,592

of which subject to capital requirements					19,948

of which subject to deductions					644

1 Represents the liquidity facility provided to Alpine.

Synthetic structures predominantly represent structures where Credit Suisse has mitigated its risk by selling the mezzanine tranche of a reference portfolio. Amounts disclosed, however, are the gross exposures securitized and senior notes retained.

The following table represents the total amounts of banking book loans securitized by Credit Suisse that fall within the Basel II Securitization Framework and where the Group continues to retain at least some interests. As of the end of June 30, 2011 and December 31, 2010, the Group's economic interests in these securitizations were CHF 19.1 billion and CHF 17.8 billion, respectively.

Loans securitized by Credit Suisse Group in which the Group has retained interests

	Traditional		Synthetic

end of	Sponsor	Other role	Other role	Total

6M11 (CHF million)

Commercial mortgage loans	0	4,904	0	4,904

Residential mortgage loans	0	2,581	0	2,581

CDO	0	2,645	11,267	13,912

Other ABS	6,706	999	0	7,705

Total	6,706	11,129	11,267	29,102

of which retained interests				19,087

2010 (CHF million)

Commercial mortgage loans	0	5,271	0	5,271

Residential mortgage loans	0	2,833	0	2,833

CDO	0	4,018	9,980	13,998

Other ABS	6,124	1,077	0	7,201

Total	6,124	13,199	9,980	29,303

of which retained interests				17,815

Losses related to securitizations recognized during the period

	Traditional		Synthetic

end of	Sponsor	Other role	Other role	Total

6M11 (CHF million)

CDO	0	0	0	0

Total	0	0	0	0

2010 (CHF million)

CDO	0	3	99	102

Total	0	3	99	102

Impaired or past due assets securitized

	6M11			2010

	Other role			Other role

end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total

Impaired or past due assets securitized (CHF million)

CDO	0	448	448	0	392	392

Other ABS	28	0	28	75	0	75

Total	28	448	476	75	392	467

Risk-weighted assets related to securitization exposures

	6M11		2010

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

Risk-weighted assets related to securitization exposures (CHF million)

RBA	14,745	2,184	15,116	2,245

SFA	6,008	1,494	4,832	1,340

Total	20,753	3,678	19,948	3,585

Risk-weighted assets related to securitization exposures in the RBA by rating grade

	6M11		2010

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

Risk-weighted assets related to securitization exposures in the RBA by rating grade (CHF million)

AAA	13,823	1,484	14,096	1,507

AA	298	33	442	47

A	289	93	210	37

BBB	219	176	212	143

BB	116	398	156	511

Total	14,745	2,184	15,116	2,245

Risk-weighted assets related to securitization exposures in the SFA by risk weight band

	6M11		2010

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

Risk-weighted assets related to securitization exposures in the SFA by risk weight band (CHF million)

0%-10%	4,346	252	2,157	137

11%-50%	287	73	1,231	138

51%-100%	1,020	666	40	31

101%-650%	353	479	1,404	1,034

651%-1250%	2	24	0	0

Total	6,008	1,494	4,832	1,340

Deductions from eligible capital related to securitization exposures

	6M11			2010

end of	Credit enhancing interest only strips	Other exposures	Total	Credit enhancing interest only strips	Other exposures	Total

Deductions from eligible capital related to securitization exposures (CHF million)

Residential mortgage loans	0	6	6	0	4	4

CDO	0	146	146	0	209	209

Other ABS	0	364	364	0	431	431

Total	0	516	516	0	644	644

Securitization activity

	6M11		6M10

in	Amount of loans securitized	Recognized gain/(loss) on sale	Amount of loans securitized	Recognized gain/(loss) on sale

Securitization activity (CHF million)

Residential mortgage loans - traditional	375	0	0	0

CDO - synthetic	2,043	0	0	0

Total	2,418	0	0	0

6. Market risk
The majority of market risk is managed under the IMA approach. For further information on market risk, including information on risk measurement and VaR refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 123 to 129) in the Credit Suisse Annual Report 2010 and IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk (pages 63 to 67) in the Credit Suisse 2Q11 Financial Report. In addition, details on risk-weighted assets for market risk under the standardized approach, a description of the valuation process and details on the hedge funds capital add-on are included below.

Valuation process
The Basel II capital adequacy framework and FINMA circular 2008/20 provide guidance for systems and controls, valuation methodologies and valuation adjustments and reserves to provide prudent and reliable valuation estimates.

Financial instruments in the trading book are carried at fair value. The fair value of the majority of these financial instruments is marked to market based on quoted prices in active markets or observable inputs. Additionally, the Group holds financial instruments which are marked to models where the determination of fair values requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument.

Control processes are applied to ensure that the reported fair values of the financial instruments, including those derived from pricing models, are appropriate and determined on a reasonable basis. These control processes include approval of new instruments, timely review of profit and loss, risk monitoring, price verification procedures and validation of models used to estimate the fair value. These functions are managed by senior management and personnel with relevant expertise, independent of the trading and investment functions.

In particular, the price verification function is performed by Product Control, independent from the trading and investment functions, reporting directly to the Chief Financial Officer, a member of the Executive Board.

The valuation process is governed by separate policies and procedures. To arrive at fair values, the following type of valuation adjustments are typically considered and regularly assessed for appropriateness: model, parameter, credit and exit-risk-related adjustments.

Management believes it complies with the relevant valuation guidance and that the estimates and assumptions used in valuation of financial instruments are prudent, reasonable and consistently applied.
For further information on fair value, refer to II – Operating and financial review – Core Results – Fair valuations (page 60) and – Critical accounting estimates – Fair value (pages 89 to 90) and Note 33 – Financial Instruments in V – Consolidated financial statements – Credit Suisse Group (pages 309 to 328) in the Credit Suisse Annual Report 2010.

Hedge funds
In 2008, FINMA introduced a stress-test-based capital add-on for hedge fund positions for Swiss banks using the IMA for trading book market risk. The capital add-on is based on the outcome of a series of stress tests taking into account the degree of diversification in the portfolio. These positions are also included in our VaR model, and the overall FINMA capital charge is the sum of the stress test add-on and the VaR.

Risk-weighted assets for market risk under the standardized approach

end of	6M11	2010

Risk-weighted assets for market risk under the standardized approach (CHF million)

Interest rate risk	447	321

Equity position risk	339	301

Foreign exchange risk	642	597

Precious metals risk	4	11

Commodity risk	75	47

Total	1,507	1,277

7. Operational risk
For information on operational risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (page 139) in the Credit Suisse Annual Report 2010.
8. Equity securities in the banking book
Overview
The classification of our equity securities into trading book and banking book is made for regulatory reporting purposes. The banking book includes all items that are not classified in the trading book.

Most of our equity securities in the banking book are classified as investment securities whereas the remaining part is classified as trading assets.
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type.
The numbers below present the balance sheet value of banking book equity investments and the regulatory exposures to which capital is applied. The main differences are the scope of consolidation (deconsolidation of private equity investments for capital adequacy purposes as we do not have a significant economic interest) and regulatory approaches such as the net-long calculation and the look-through approach on certain equity securities.

Risk measurement and management
Our banking book equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations.

For further information on risk measurement and management of our banking portfolios, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management (pages 127 to 129) in the Credit Suisse Annual Report 2010.

Valuation and accounting policies of equity holdings in the banking book
For information on valuation and accounting policies of investment securities and trading assets, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group (pages 223 to 232) in the Credit Suisse Annual Report 2010.

Equity securities in the banking book

end of / in	6M11	2010

Equity securities in the banking book (CHF million)

Balance sheet value of investments at fair value	13,322	15,891

Regulatory exposures [1]	4,276	4,965

Fair value of regulatory exposures	4,288	4,977

Realized gains/(losses) [2]	92	143

Cumulative unrealized gains/(losses) [2]	(394)	(965)

Cumulative unrealized gains/(losses) included in tier 1 capital [2]	(406)	(978)

1 Primarily privately held. 2 Gains/(losses) are reported gross of tax.

9. Interest rate risk in the banking book
Overview
We have systems and controls in place to manage interest rate risk in the banking book. Risk sensitivity figures are provided for the impact of a one basis point change in interest rates, which is one of the primary ways in which these risks are assessed for internal risk management purposes. In addition, we confirm that the economic impacts of an adverse parallel shift in interest rates of 200 basis points and a statistical 1 year, 99% confidence adverse change in yield curves are significantly below the threshold of 20% of eligible regulatory capital used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk. Given our low levels of interest rate risk in the banking book, we do not have any regulatory requirement to hold capital against this risk, nor do we expect that the regulators will apply such a requirement in the future.

Management strategy and process
The interest rate risk exposures in our non-trading portfolios arise from a number of sources, including funding maturity mismatches, money market activities, long-term debt issuance, liquidity holdings, equity investment strategy and exposures to credit spreads.

Most material non-trading interest rate risk arises from the financial intermediation activities of the Private Banking division, resulting in non-trading directional interest rate risk embedded in the balance sheet. Those risks are transferred from the originating businesses to Treasury. Treasury then manages the risk position centrally within approved limits using hedging instruments such as interest rate swaps.

While the risks associated with fixed maturity transactions are transferred to Treasury by individual back-to-back transactions, certain products such as variable rate mortgages or savings deposits cannot be transferred in this way as those products do not have direct market-linked interest rates or contractual maturities. The interest rate risk associated with these products, referred to as non-maturing products, is estimated using the methodology of replicating portfolios and transferred to Treasury on a pooled basis. Based on the past behavior of interest rates and volume changes, this methodology assigns the position balance associated with a non-maturing banking product to several time bands. The methodology is based, where possible, on the principle of finding a stable relationship between the changes of client rates of the non-maturing product and an underlying investment portfolio. Where this is not possible, the maturity of the product is assessed based on volume stability only. These schedules can then be used to evaluate the product's interest rate sensitivity. The structure and parameters of the replicating portfolios are reviewed periodically to ensure continued relevance of the portfolios in light of changing market conditions and client behavior. The methodology, maximum tenor and allocation of tranches in the replicating portfolios are ratified by the RPSC.

Interest rate risk also arises from the foreign exchange and interest rate positioning strategy with respect to our equity balance. The respective allocation strategy is defined by the Capital Allocation & Risk Management Committee and implemented by Treasury.

While the majority of our non-trading interest rate risk resides with Treasury or arises in conjunction with the interest rate positioning of our equity balance, some branches, subsidiaries and businesses also take on non-trading interest rate risk, which is managed within approved limits.

Risk measurement
The risks associated with the non-trading interest rate-sensitive portfolios are measured, monitored and limited using a range of tools, including the following key measures:
– Interest rate sensitivity (DV01): Expresses the impact of a one basis point (0.01%) parallel shift in yield curves on a portfolio's fair value. DV01 represents a transparent and intuitive (non-statistical) indicator of outright directional interest rate risk.

– Value-at-risk (VaR): Statistical indicator of the potential fair value loss, taking into account the probability of interest rate movements and observed correlations across yield curve tenors and currencies. In addition, VaR takes into account yield curve risk, spread and basis risks, as well as foreign exchange and equity risk. VaR is based on a ten-day holding period with a 99% confidence level for risk management and regulatory capital purposes. For both risk management VaR and regulatory VaR, we disclose one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level.

– Economic capital: Similar to VaR, economic capital represents a statistical risk indicator, taking into account market risks and other sources of risk, including counterparty exposure. Economic capital is calibrated to a 1-year holding period with a 99% confidence level for risk management purposes.

– Economic value scenario analysis: Expresses the impact of a severe instantaneous change in interest rates on a portfolio's fair value. In particular, we assess compliance with regulatory requirements regarding appropriate levels of non-trading interest rate risk by estimating the economic impact of adverse 200 basis point parallel shifts in yield curves and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level and then relating those impacts to the total eligible regulatory capital. This analysis is performed for the Group and our major legal entities, including the Bank, on a monthly basis.

The measures listed above focus on the loss potential on a fair value basis taking into account the present value of all future cash flows associated with the current positions. Since non-trading books are not marked-to-market through earnings, the related accrual accounting impacts generally differ from the fair value impacts. In order to assess the risk profile in a manner consistent with the accounting basis, we periodically perform risk calculations of net interest income.

Risk profile
The following table shows the impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive banking book positions as of the end of 6M11 and 2010.
One-basis-point parallel increase in yield curves by currency - banking book positions

end of	CHF	USD	EUR	GBP	Other	Total

6M11 (CHF million)

Fair value impact of a one-basis-point parallel increase in yield curves	0.5	6.2	0.8	0.1	0.3	7.9

2010 (CHF million)

Fair value impact of a one-basis-point parallel increase in yield curves	0.1	7.8	0.1	0.1	0.4	8.5

This risk is monitored on a daily basis. The monthly analysis of the potential impact resulting from a significant change in yield curves indicates that as of the end of 6M11 and 2010, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves calibrated to a 1-year holding period with a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk. This was true for the Group and all legal entities covered in the assessment process, including the Bank.

List of abbreviations

A

ABS	Asset-backed securities

A-IRB	Advanced Internal Ratings-Based Approach

AMA	Advanced Measurement Approach

B

BCBS	Basel Committee on Banking Supervision

BIA	Basic Indicator Approach

BIS	Bank for International Settlements

C

CCF	Credit Conversion Factor

CDO	Collateralized Debt Obligation

CRM	Credit Risk Management

D

DLE	Derivative Loan Equivalent

E

EAD	Exposure at Default

F

FINMA	Swiss Financial Market Supervisory Authority FINMA

I

IAA	Internal Assessment Approach

IMA	Internal Models Approach

IRB	Internal Ratings-Based Approach

L

LGD	Loss Given Default

M

MDB	Multilateral Development Banks

O

OTC	Over-the-counter

P

PD	Probability of Default

R

RAR	Risk Analytics & Reporting

RBA	Ratings-Based Approach

RMV	Risk Model Validation

RPSC	Risk Processes and Standards Committee

S

SFA	Supervisory Formula Approach

SPE	Special purpose entity

SRW	Supervisory Risk Weights Approach

U

US GAAP	Accounting principles generally accepted in the US

V

VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery in the US or other developed countries in 2011 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 – Additional Information – Risk Factors.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com